Your Vote Can Make A Difference

What to do now:

•	Read the enclosed proxy statement.
•	Review the voting instructions provided.
•	VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card in the enclosed postage-paid envelope.

Voting by phone or Internet is available 24 hours a day, 7 days a week

The Board of Directors of your Fund is recommending that the Nicholas-Applegate Growth Equity Fund merge with the Jennison Mid-Cap Growth Fund. In addition to the accompanying materials, this packet provides information about the proposed merger. The Board recommends you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. The three methods for voting your shares are noted above to make it as easy as possible for you. We appreciate your quick response as it will help us minimize communications costs.

Continued

What’s Inside

Answers to your questions about the merger proposal ............................................................................2–4

Supplements to the prospectus ............................................................................................................5–8

Answers to questions about proposed changes to the Nicholas-Applegate Growth Equity Fund should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Nicholas-Applegate Growth Equity Fund are being asked to approve a proposal to merge the Nicholas-Applegate Growth Equity Fund into the Jennison Mid-Cap Growth Fund.

Why is the Board proposing the merger?

For more than three years, the Nicholas-Applegate Growth Equity Fund has experienced net redemptions even as performance has improved. The Fund’s manager, subadviser, and the Board of Directors have taken actions to reduce expenses, but with the continued decline in assets, even these expense reduction efforts are not having the desired impact. The Board is concerned that, with ongoing redemptions, the Fund may not continue to be viable and that, without the merger, the Nicholas-Applegate Growth Equity Fund may need to be liquidated.

How do I benefit from this change?

Merging your Fund into the Jennison Mid-Cap Growth Fund is expected to result in a potentially larger fund with a lower expense ratio. The accompanying proxy statement includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives of each Fund are substantially similar. The investment objective of the Nicholas-Applegate Growth Equity Fund is capital appreciation, and the investment objective of the Jennison Mid-Cap Growth Fund is long-term capital appreciation. In seeking to achieve its investment objective, the Nicholas-Applegate Growth Equity Fund normally invests primarily in stocks from a universe of U.S. companies with market capitalizations corresponding to the Russell Midcap Growth Index as measured at the time of purchase. The Nicholas-Applegate Growth Equity Fund normally invests at least 90% of its total assets in a diversified portfolio of equity securities, primarily in the common stock of U.S. companies. The Jennison Mid-Cap Growth Fund normally invests at least 80% of its investable assets (i.e., net assets plus any borrowings for investment purposes) in equity and equity-related securities of medium-sized companies with the potential for above-average growth. The Jennison Mid-Cap Growth Fund considers medium-sized companies to be those with market capitalizations that are within the range of the Russell Midcap Index at the time of purchase.

Who are the investment advisers for the Funds?

Nicholas-Applegate Capital Management serves as the subadviser for the Nicholas-Applegate Growth Equity Fund. Jennison Associates LLC serves as subadviser of the Jennison Mid-Cap Growth Fund. Prudential Investments LLC serves as investment manager on both funds.

How do the expenses of the Funds compare?

For Class A Shares (for the twelve months ended August 31, 2008), the Jennison Mid-Cap Growth Fund had a lower expense ratio than the Nicholas-Applegate Growth Equity Fund.

Nicholas-Applegate Growth Equity Fund: 1.63%

Jennison Mid-Cap Growth Fund : 1.21%

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How will you determine the number of shares I receive of the Jennison Mid-Cap Growth Fund?

As of the New York Stock Exchange (NYSE) close of business on the transaction date, each whole and fractional share of each class of the Nicholas-Applegate Growth Equity Fund will be exchanged for whole or fractional shares of equal dollar value of the corresponding class of the Jennison Mid-Cap Growth Fund.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting date?

If we do not receive enough votes to approve the merger by the time of the meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Nicholas-Applegate Growth Equity Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only request these broker non-votes if it believes that this action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is December 15, 2008.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card. Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

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Go to www.icsdelivery.com/prudential/fundsand follow the simple enrollment instructions. You will receive an e-mail when new materials are available. You can cancel your enrollment or change your e-mail address at any time.

Every vote is important, whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.

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